Filed pursuant to Rule 424(b)(3)

Registration No. 333-182437

SUPPLEMENT

TO

PROXY STATEMENT/PROSPECTUS

The following supplements the proxy statement/prospectus dated June 29, 2012 (the “Proxy Statement/Prospectus”) of Hicks Acquisition Company II, Inc. (“HACII”) relating to a proposed business combination between HACII and Appleton Papers Inc. (“Appleton”), pursuant to which Appleton will become a non-wholly-owned subsidiary of HACII (the “Transaction”). This supplement to the Proxy Statement/Prospectus (this “Supplement”) should be read in conjunction with the Proxy Statement/Prospectus, which was previously mailed to HACII’s stockholders and warrantholders on or about July 2, 2012. The information in this Supplement is qualified by reference to the Proxy Statement/Prospectus, except to the extent information in this Supplement updates or supersedes the information contained in the Proxy Statement/Prospectus.

The purpose of this Supplement is to provide information regarding the adjournment of the special meetings of HACII’s warrantholders and stockholders, HACII’s intention to ask Appleton to waive a material condition to the closing of the transactions contemplated by the Equity Purchase Agreement, dated as of May 16, 2012, as amended (the “Equity Purchase Agreement”), by and among HACII, HH-HACII, L.P. (the “Sponsor”), Appleton and Paperweight Development Corp. (“PDC”) and a possible equity investment by certain officers and directors of HACII and their affiliates.

Adjournment of Meetings

As disclosed in the Proxy Statement/Prospectus, the special meeting of HACII’s warrantholders and the two special meetings of HACII’s stockholders are to be held at 9:00 a.m. Central Daylight Time, 10:00 a.m. Central Daylight Time and 11:00 a.m. Central Daylight Time, respectively, on July 12, 2012 at the offices of Akin Gump Strauss Hauer & Feld LLP, 1700 Pacific Avenue, 39th Floor, Dallas, Texas 75201.

HACII will convene the meetings on July 12, 2012 as previously disclosed, but it intends to adjourn, without conducting any business, its special meeting of warrantholders and two special meetings of stockholders until Friday, July 13, 2012 at 8:00 a.m. Central Daylight Time, 8:30 a.m. Central Daylight Time and 9:00 a.m. Central Daylight Time, respectively, in order to give HACII’s warrantholders and stockholders additional time to consider this Supplement and to vote on the proposals to be considered at the special meetings.

This Supplement updates the disclosure on pages 11, 62 and 65 of the Proxy Statement/Prospectus and any other applicable section of the Proxy Statement/Prospectus.

Intent to Seek Waiver of Material Closing Condition and Possible Equity Investment

On July 10, 2012, HACII announced that it intends to ask Appleton for a waiver of a condition to the closing of the transactions contemplated by the Equity Purchase Agreement that currently requires there to be at least $82.0 million in cash held in the trust account, as long as HACII would otherwise still have cash assets of at least $40.0 million, in each instance after giving effect to any redemptions and permitted repurchases of HACII common stock in connection with the stockholder vote to approve the Transaction. As described below, certain officers and directors of HACII and their affiliates may engage in, among other things, a private placement with HACII to supplement its cash assets. Appleton has not agreed to grant any such waiver and there can be no assurance that such waiver will be granted.

As disclosed in the Proxy Statement/Prospectus, the $82.0 million closing condition was designed to ensure that HACII would have sufficient stockholder equity to comply with the listing standards of the Nasdaq Capital Market, on which HACII’s securities are currently listed. If the $82.0 million closing condition is waived and the closing cash is less than $82.0 million, HACII might not qualify for continued listing on the Nasdaq Capital Market. Nasdaq has also raised questions, as disclosed in the Proxy Statement/Prospectus, as to whether Appleton will have the number of round lot holders required for listing on the Nasdaq Capital Market and objections with respect to the early redemption feature that would be available to stockholders that vote against the proposed amendment to HACII’s certificate of incorporation. In addition, any reduction in the closing cash amount will reduce Appleton’s ability to pay down its debt facilities.

HACII has also announced that certain officers and directors of HACII and their affiliates may purchase shares of HACII common stock either through open market purchases, privately negotiated transactions or a private placement by HACII. In the event of a private placement, the shares would be purchased directly from HACII at $9.95 per share contingent upon the closing of the Transaction.

This Supplement updates the disclosure in the section entitled “The Purchase Agreements–The Equity Purchase Agreement–Conditions to Closing” beginning on page 115 of the Proxy Statement/Prospectus as well as pages 5, 18, 25, 39, 45, 48, 85, 86 and 107 of the Proxy Statement/Prospectus and any other applicable section of the Proxy Statement/Prospectus.

If you have already returned a validly executed proxy card, your votes will be recorded unless you submit a subsequent proxy or otherwise revoke your prior proxy prior to the special meeting. If your warrants or shares are held in “street name” you may revoke any prior vote or proxy by following the telephone and/or Internet voting procedures provided to you by your bank or broker until 11:59 P.M. Eastern Daylight Time on July 12, 2012.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED PURSUANT TO THE PROXY STATEMENT/PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Supplement is dated July 11, 2012 and is first being mailed on or about July 11, 2012.